Exhibit 99.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

THIRD SUPPLEMENTAL INDENTURE

THIS THIRD SUPPLEMENTAL INDENTURE, dated as of February 26, 2021 (this “Third Supplemental Indenture”), is among FAIRFAX FINANCIAL HOLDINGS LIMITED, a corporation duly organized and existing under the laws of Canada (the “Corporation”), THE BANK OF NEW YORK MELLON, as the successor U.S. trustee (the “U.S. Trustee”), and BNY TRUST COMPANY OF CANADA, as the successor Canadian trustee (the “Canadian Trustee”, and together with the U.S. Trustee, the “Trustees”).

RECITALS OF THE CORPORATION:

WHEREAS, the Corporation has heretofore executed and delivered to the Trustees an indenture dated as of December 1, 1993, as supplemented by the First Supplemental Indenture dated as of May 9, 2011 and the Second Supplemental Indenture dated as of April 26, 2012 (the “Indenture”), providing for the issuance from time to time of one or more series of Securities as defined in the Indenture;

WHEREAS, subsection 901(5) of the Indenture provides that the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustees, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination becomes effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

WHEREAS, the Corporation desires that clauses (A) and (B) of subsection 501(5) of the Indenture each be amended to delete “US$10,000,000” and replace it with “US$100,000,000” effective as of such time that there is no Security Outstanding of any series created prior to February 26, 2021 (the “Third Supplemental Indenture Effective Date”) that is entitled to the benefit of such original covenant;

WHEREAS, the Corporation desires that subsection 1005 of the Indenture be deleted from the Indenture effective as of such time that there is no Security Outstanding of any series created prior to the Third Supplemental Indenture Effective Date that is entitled to the benefit of such original covenant;

WHEREAS, the entry into this Third Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Indenture; and

WHEREAS, all the conditions and requirements necessary to make this Third Supplemental Indenture, when duly executed and delivered, a valid and binding agreement in accordance with its terms and for the purposes herein expressed, have been performed and fulfilled;

NOW THEREFORE, THIS THIRD SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises, the Corporation and the Trustees mutually covenant and agree for the equal and proportionate benefit of the Holders of Securities as follows:

Article 1

AMENDMENT TO INDENTURE

1.1	Amendment to Subsection 501(5) of the Indenture.

Clauses (A) and (B) of subsection 501(5) of the Indenture are each hereby amended to delete “US$10,000,000” and replace it with “US$100,000,000” effective as of the first date (the “Amendment Date”) on which there is no Security Outstanding of any series created prior to the Third Supplemental Indenture Effective Date that is entitled to the benefit of such original covenant.

1.2	Amendment to Subsection 1005 of the Indenture.

The Indenture is hereby amended to eliminate subsection 1005 in its entirety effective as of the Amendment Date. If the Corporation has granted any security interest to any collateral agent or trustee pursuant to subsection 1005 in connection with any series created after the Third Supplemental Indenture Effective Date, such security interest shall be automatically released on the Amendment Date and any such collateral agent or trustee is hereby authorized to take such further actions as the Corporation may reasonably request to evidence and give effect to such release.

Article 2

MISCELLANEOUS

2.1	Effectiveness.

This Third Supplemental Indenture shall become effective as of the Third Supplemental Indenture Effective Date, and the Indenture shall be supplemented in accordance herewith, and this Third Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of any Security heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

2.2	Definitions.

Except as otherwise expressly provided or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

2.3	Indenture Remains in Full Force and Effect.

Except as amended and supplemented by this Third Supplemental Indenture on such date specified herein, all provisions in the Indenture shall remain in full force and effect.

2.4	Indenture and Third Supplemental Indenture Construed Together.

This Third Supplemental Indenture is an indenture supplemental to the Indenture, and the Indenture and this Third Supplemental Indenture shall henceforth be read and construed together.

2.5	Confirmation and Preservation of Indenture.

The Indenture, as amended and supplemented by this Third Supplemental Indenture, is in all respects confirmed and preserved, except as overridden or modified by the terms of this Third Supplemental Indenture.

2.6	Conflict with Trust Indenture Act.

If any provision of this Third Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), that is required under the Trust Indenture Act to be part of and govern any provision of this Third Supplemental Indenture, the provision of the Trust Indenture Act shall control. If any provision of this Third Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Third Supplemental Indenture, as the case may be.

2.7	Severability.

In case any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

2.8	Headings.

The Article and Section headings of this Third Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Third Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

2.9	Benefits of Third Supplemental Indenture, etc.

Nothing in this Third Supplemental Indenture or in any Security, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Third Supplemental Indenture or the Security.

2.10	Successors.

All agreements of the Corporation and the Trustees in this Third Supplemental Indenture shall bind their successors and permitted assigns.

2.11	Trustees Not Responsible for Recitals.

The recitals contained herein shall be taken as the statements of the Corporation and the Trustees assume no responsibility for their correctness. The Trustees shall not be liable or responsible for the validity or sufficiency of this Third Supplemental Indenture.

2.12	Certain Duties and Responsibilities of the Trustees.

In entering into this Third Supplemental Indenture, the Trustees shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustees, whether or not elsewhere herein so provided.

2.13	Governing Law.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS THIRD SUPPLEMENTAL INDENTURE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS. Notwithstanding the preceding sentence of this Section, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with laws of the Province of Ontario and federal laws of Canada applicable thereto.

2.14	Counterpart Originals.

The parties may sign any number of copies of this Third Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed, all as of the date and year first above written.

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Jennifer Allen

Name:	Jennifer Allen
Title:	Vice President and Chief Financial Officer

By:	/s/ Eric Salsberg

Name:	Eric Salsberg
Title:	Corporate Secretary

THE BANK OF NEW YORK MELLON,
as the successor U.S. trustee

By:	/s/ Wanda Camacho

Name:	Wanda Camacho
Title:	Vice President

BNY TRUST COMPANY OF CANADA,
as the successor Canadian trustee

By:	/s/ Farhan Mir

Name:	Farhan Mir
Title:	Vice President

[Signature Page to Third Supplemental Indenture]